UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


				St. Joseph Bancorp, Inc.
(Name of Issuer)


			Common Stock, $0.01 par value per share

(Title of Class of Securities)


		                                790575 10 4
(CUSIP Number)


Kelly W. Crawford 507 N. 36th Street Saint Joseph MO 64506 8162332596 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

				January 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however see the Notes.


CUSIP No.  790575 10 4

1.  Names of Reporting Persons

Kelly w. Crawford

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)

PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

USA

   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:	7.  Sole Voting Power

20,000

8.  Shared Voting Power

0

9.  Sole Dispositive Power

20,000

10.  Shared Dispositive Power

0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

20,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

5.3%

14.  Type of Reporting Person (See Instructions)
IN


ITEM 1. SECURITY AND ISSUER

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and
(e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name; Kelly W. Crawford

(b) Residence or business address; 507 N. 36th Street, St. Joseph, MO  64506

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

President, E.L. Crawford Construction, Inc., 507 N. 36th Street,
St. Joseph, MO 64506

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court and penalty imposed, or other disposition of the case;

None

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order

None

(f) Citizenship. U.S. Citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

State the source and the amount of funds or other consideration used or to be used in making the purchases and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in
Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Mr. Crawford, E.L. Crawford Construction, Inc. purchased the shares of Common Stock with business funds.

ITEM 4. PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in: for investment purposes only

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer

None

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries

None

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries

None

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board

None

(e) Any material change in the present capitalization or dividend policy of the issuer

None

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940

None

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person

None

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association

None

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act

None

(j) Any action similar to any of those enumerated above

None

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act

As of the date hereof, the business owns 20,000 shares of Common Stock or 5.3%

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared see paragraph (a)

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of
Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a)

Purchased 20,000 shares at 10.00 dollars per share in the issuers initial public offering

Instruction. The description of a transaction required by Item 5(c) shall include but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required

None

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities

None

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
(2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

None


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/09
Date


Kelly W. Crawford
Signature


President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.